August 16, 2024

Haggai Alon
Chief Executive Officer
SMX (Security Matters) Public Ltd Co
Mespil Business Centre, Mespil House
Sussex Road, Dublin 4
Ireland

       Re: SMX (Security Matters) Public Ltd Co
           Registration Statement on Form F-1
           Filed August 13, 2024
           File No. 333-281504
Dear Haggai Alon:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Stephen Fox